SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
________________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 15)

OPTi, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

683960108
(CUSIP Number)

Salvatore Muoio S. Muoio & Co. LLC SM Investors, L.P. SM Investors II, L.P. SM L/S, L.P. c/o 509 Madison Avenue, Suite 406 New York, NY 10022 (212) 297-2555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2012
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	683960108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

S. Muoio & Co. LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,832,098

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,832,098

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,832,098

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

50.08%

14.	TYPE OF REPORTING PERSON*

OO, IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	683960108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Salvatore Muoio

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,832,098

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,832,098

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,832,098

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

50.08%

14.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	683960108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SM Investors, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,171,901

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,171,901

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,171,901

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.06%

14.	TYPE OF REPORTING PERSON*

PN

CUSIP No.	683960108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SM Investors II, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,376,233

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,376,233

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,376,233

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.99%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	683960108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SM L/S, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

690,947

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

690,947

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

690,947

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.93%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.683960108

Item 1. Security and Issuer.

The name of the issuer is OPTi, Inc., a California corporation (the "Issuer"). The address of the Issuer's offices is One First Street, Suite 14, Los Altos, California 94022. This Amendment 15 to Schedule 13D relates to the Issuer's Common Stock, no par value per share (the "Shares").

Item 2. Identity and Background.

(a-c, f) This Amendment 15 to Schedule 13D is being filed jointly by (i) S. Muoio & Co. LLC, a Delaware limited liability company ("SMC"), (ii) Salvatore Muoio, a United States citizen, (iii) SM Investors, L.P., a Delaware limited partnership ("SM Investors"), (iv) SM Investors II, L.P., a Delaware limited partnership ("Investors II") and (v) SM L/S, L.P., a Delaware limited partnership ("L/S") (collectively, the "Reporting Persons").

The principal business address of the Reporting Persons is 509 Madison Avenue, Suite 406, New York, NY 10022.

Salvatore Muoio is the managing member of SMC, an investment management firm that serves as the general partner and/or investment manager to a number of private investment vehicles and managed accounts.  SM Investors, Investors II and L/S are three such funds for which SMC serves as general partner.

(d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

SMC, the investment manager and general partner of a number of private investment vehicles and managed accounts, may be deemed to beneficially own the 5,832,098 Shares held by such entities.

Salvatore Muoio, through his position as the managing member of SMC, is deemed to be the beneficial owner of the 5,832,098 Shares held by the private investment vehicles and managed accounts over which SMC exercises investment discretion.

SM Investors, a private investment fund structured as a Delaware limited partnership for which SMC serves as general partner, may be deemed to beneficially own 1,171,901 Shares.

Investors II, a private investment fund structured as a Delaware limited partnership for which SMC serves as general partner, may be deemed to beneficially own 3,376,233 Shares.

L/S, a private investment fund structured as a Delaware limited partnership for which SMC serves as general partner, may be deemed to beneficially own 690,947 Shares.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the respective funds of the private investment vehicles and managed accounts over which the Reporting Persons exercise investment discretion.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4. Purpose of Transaction.

The Reporting Persons have engaged in, and will, in the future, engage in, discussions with management and/or representatives of the Board of Directors (the “Board”) of the Issuer concerning its direction and financial and strategic alternatives including the appointment of representatives of the Reporting Persons to the Issuer's Board and the timing and characterization of distributions of cash to shareholders. Following discussions between the Chairman of the Board and the Reporting Persons, the size of the Board was increased from four to five members, as reported in the Issuer’s Form 8-K dated October 2, 2012. The Reporting Persons have proposed three nominees to the Issuer, Timothy P. Bradley, Robert H. Edelman and Salvatore Muoio, for election at the Issuer's Annual Meeting on December 13, 2012.  The Reporting Persons anticipate that such nominees will be included in the Issuer’s proxy statement for its Annual Meeting. The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board, other significant shareholders and others regarding alternatives that the Issuer could employ to significantly increase shareholder value. The Reporting Persons may, in the future, purchase additional Shares or dispose of some or all of their Shares in open-market transactions or privately negotiated transactions. The Reporting Persons reserve the right to formulate a plan or proposal with respect to the Issuer, including a plan or proposal that could result in any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

S. Muoio & Co. LLC ("SMC")
(a-e)  As of the date hereof, SMC may be deemed to be the beneficial owner of 5,832,098 Shares or 50.08% of the Shares of the Issuer, based upon the 11,645,903 Shares outstanding as of July 31, 2012, according to the Issuer's most recent Form 10-Q.

SMC has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 5,832,098 Shares to which this filing relates.

SMC has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition 5,832,098 Shares to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by SMC, and/or SMC on behalf of the private investment vehicles and managed accounts over which SMC has investment discretion, are set forth in Exhibit B and were all effected in broker transactions.

The aforementioned Shares were acquired for investment purposes.  SMC, and/or SMC on behalf of the private investment vehicles and managed accounts over which it has investment discretion, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

Salvatore Muoio
(a-e)  As of the date hereof, Salvatore Muoio may be deemed to be the beneficial owner of 5,832,098 Shares or 50.08% of the Shares of the Issuer, based upon the 11,645,903 Shares outstanding as of July 31, 2012, according to the Issuer's most recent Form 10-Q.

Salvatore Muoio has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 5,832,098 Shares to which this filing relates.

Salvatore Muoio has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 5,832,098 Shares to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Salvatore Muoio and/or Salvatore Muoio, through SMC and on behalf of the private investment vehicles and managed accounts over which the Reporting Persons have investment discretion, are set forth in Exhibit B and were all effected in broker transactions.

The aforementioned Shares were acquired for investment purposes.  Salvatore Muoio and/or Salvatore Muoio on behalf of the private investment vehicles and managed accounts over which he and/or he through SMC has investment discretion, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

SM Investors, L.P. ("SM Investors")
(a-e)  As of the date hereof, SM Investors may be deemed to be the beneficial owner of 1,171,901 Shares or 10.06% of the Shares of the Issuer, based upon the 11,645,903 Shares outstanding as of July 31, 2012, according to the Issuer's most recent Form 10-Q.

SM Investors has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,171,901 Shares to which this filing relates.

SM Investors has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,171,901 Shares to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by SM Investors are set forth in Exhibit B and were all effected in broker transactions.

The aforementioned Shares were acquired for investment purposes.  SM Investors may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

SM Investors II, L.P. ("Investors II")
(a-e)  As of the date hereof, Investors II may be deemed to be the beneficial owner of 3,376,233 Shares or 28.99% of the Shares of the Issuer, based upon the 11,645,903 Shares outstanding as of July 31, 2012, according to the Issuer's most recent Form 10-Q.

Investors II has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 3,376,233 Shares to which this filing relates.

Investors II has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 3,376,233 Shares to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Investors II are set forth in Exhibit B and were all effected in broker transactions.

The aforementioned Shares were acquired for investment purposes.  Investors II may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

SM L/S, L.P. ("L/S")
(a-e)  As of the date hereof, L/S may be deemed to be the beneficial owner of 690,947 Shares or 5.93% of the Shares of the Issuer, based upon the 11,645,903 Shares outstanding as of July 31, 2012, according to the Issuer's most recent Form 10-Q.

L/S has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 690,947 Shares to which this filing relates.

L/S has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 690,947 Shares to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by L/S are set forth in Exhibit B and were all effected in broker transactions.

The aforementioned Shares were acquired for investment purposes.  L/S may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.  However, the Reporting Persons among themselves may be deemed to be a group as defined in Section 13d-3(b) and have filed this joint Schedule 13D accordingly.

Item 7. Material to be Filed as Exhibits.

A.  An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.
B.  Schedule of Transactions of the Issuer is filed herewith as Exhibit B.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 2012
(Date)

S. Muoio & Co. LLC

By:	/s/ Salvatore Muoio
Name:	Salvatore Muoio
Title:	Managing Member

SM Investors, L.P.
By: S. Muoio & Co. LLC, its general partner

By:	/s/ Salvatore Muoio
Name:	Salvatore Muoio
Title:	Managing Member

SM Investors II, L.P.
By: S. Muoio & Co. LLC, its general partner

By:	/s/ Salvatore Muoio
Name:	Salvatore Muoio
Title:	Managing Member

SM L/S, L.P.
By: S. Muoio & Co. LLC, its general partner

By:	/s/ Salvatore Muoio
Name:	Salvatore Muoio
Title:	Managing Member

/s/ Salvatore Muoio
Salvatore Muoio

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment 15 to Schedule 13D dated November 7, 2012 relating to the Common Stock, no par value per share of OPTi, Inc. shall be filed on behalf of the undersigned.

S. Muoio & Co. LLC

By:	/s/ Salvatore Muoio
Name:	Salvatore Muoio
Title:	Managing Member

SM Investors, L.P.
By: S. Muoio & Co. LLC, its general partner

By:	/s/ Salvatore Muoio
Name:	Salvatore Muoio
Title:	Managing Member

SM Investors II, L.P.
By: S. Muoio & Co. LLC, its general partner

By:	/s/ Salvatore Muoio
Name:	Salvatore Muoio
Title:	Managing Member

SM L/S, L.P.
By: S. Muoio & Co. LLC, its general partner

By:	/s/ Salvatore Muoio
Name:	Salvatore Muoio
Title:	Managing Member

/s/ Salvatore Muoio
Salvatore Muoio

November 7, 2012

Exhibit B

TRANSACTIONS DURING THE PAST 60 DAYS

TRANSACTIONS BY S. MUOIO & CO. LLC

Date of Transaction	Number Purchased/ (Sold)	Price ($)

09/12/2012	460,000	$0.469
10/31/2012	(215,000)	$0.55
10/31/2012	215,000	$0.55

TRANSACTIONS BY SALVATORE MUOIO

Date of Transaction	Number Purchased/ (Sold)	Price ($)

09/12/2012	460,000	$0.469
10/31/2012	(215,000)	$0.55
10/31/2012	215,000	$0.55

TRANSACTIONS BY SM INVESTORS, L.P.

Date of Transaction	Number Purchased/ (Sold)	Price ($)

09/12/2012	124,200	$0.469

TRANSACTIONS BY SM INVESTORS II, L.P.

Date of Transaction	Number Purchased/ (Sold)	Price ($)

09/12/2012	335,800	$0.469
10/31/2012	215,000	$0.55

TRANSACTIONS BY SM L/S, L.P.

Date of Transaction	Number Purchased/ (Sold)	Price ($)

10/31/2012	(215,000)	$0.55

SK 01834 0003 1331297